[Letterhead of Sutherland Asbill & Brennan LLP]

December 10, 2010

James E. O’Connor, Esq.

Attorney/Advisor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                               FS Energy and Power Fund

Registration Statement on Form N-2 filed on September 30, 2010 (File Nos:  333-169679 and 814-00841)

Dear Mr. O’Connor:

On behalf of FS Energy and Power Fund (the “Company”), set forth below is the Company’s response to the comment letter provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company in a letter dated November 17, 2010, regarding the Company’s Registration Statement on Form N-2 (File No. 333-169679) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”).  The Staff’s comments are set forth below in italics and are followed by the Company’s responses.

Outside Front Cover

1.                                       Please replace the sixth paragraph, which describes the limited liquidity of the Fund’s securities, with the following statement in bold typeface:

We do not currently intend to list our shares on any securities exchange. Our shares are illiquid and it is unlikely you will be able resell them. If you are able to find a buyer, it is likely you will incur a loss on the sale. Although we may institute a share repurchase program, the number of shares eligible for repurchase may be very limited. Accordingly, you should consider that you may not have access to the money you invest for at least five years.

Essentially, this same statement, in bold type, should also be placed immediately above the signature line on the application.

Response:  We believe that the Staff’s comment refers to the disclosure contained in the fifth paragraph of the cover page. We have revised the fifth paragraph of the cover page as follows:

This is our initial public offering and no public market exists for our common shares.  We do not currently intend to list our common shares on any securities exchange and do not expect a public trading market to develop for them in the foreseeable future, although we intend to seek to complete a liquidity event within five years following the completion of our offering stage.  There can be no assurance that we will complete a liquidity event within such time or at all.  If we do not successfully complete a liquidity event, liquidity for an investor’s common shares will be limited to our share repurchase program, which we intend to institute, but will have no obligation to maintain. With respect to our share repurchase program, we will limit the number of common shares that we will offer to repurchase; therefore you will have limited liquidity.  Holders of common shares may not receive a full return of invested capital upon selling their common shares.  See “Share Repurchase Program” and “Liquidity Strategy.”

We have revised your suggested language in a couple of respects.  While it is possible that an investor could incur a loss on his/her sale of common shares, we do not consider it to be a certainty.  Any projection of return to a holder of common shares must include an analysis of the projected distributions received by an investor on account of his/her investment.  Because the Company intends to qualify and be taxed as a regulated investment company, or RIC, it will be required to distribute at least 90% of its investment company taxable income to holders of its common shares on an annual basis (and 98% of its taxable income to avoid certain corporate excise taxes). Thus, we believe it is more appropriate to state that “holders of common shares may not receive a full return of invested capital upon selling their common shares” as disclosed elsewhere in the Prospectus, rather than to indicate that an investor will “likely” incur a loss.

2.                                       Please revise the statement required by Item 1.1.j. of Form N-2 to state that investing in the Fund should be considered “highly speculative” and “involving an extremely high degree of risk.”

Response:  We respectfully submit that the Staff’s suggested revision does not accurately characterize the Company’s offering and the historical performance of the types of investments the Company intends to make.  The Company intends to primarily invest in the debt securities of private U.S. companies and secondarily in preferred and common equity of both private and small capitalization public companies.  As stated throughout the Prospectus, including in the “Prospectus Summary” under “—FS Energy and Power Fund”, the Company will concentrate its investments in debt securities of energy companies that the Company believes have, or are connected to, a strong infrastructure and/or underlying asset base so as to enhance collateral coverage and downside protection for its investments.  Even if we assume that the Company’s debt securities are all below investment grade, the average default rates for debt of U.S. companies that is considered below investment grade have historically ranged from approximately 3% to 6% and the recovery rates have ranged between 30% and 80%, in each case depending on the seniority of such debt and whether such debt is secured or unsecured.  Even if we assume a higher than average default rate of 10% for the securities in the Company’s portfolio, in order to account for the fact that a portion of the Company’s investments may consist of equity investments, and further assume a recovery rate of only 30% (the low-end of the historical rate), this would result in an annual loss rate of 7% (where loss rate equals (x) the probability of default, multiplied by (y) (1 minus the expected recovery rate)).  The Company expects that the yield on its investments will typically range between 6% and 12% per annum, depending on the security held and its seniority in the capital structure.  Conservatively assuming that the average yield on the Company’s performing investments (which constitute 90% of its portfolio in this example, since we’ve assumed a 10% default rate) is 7% per annum, the Company would receive a 6.3% annual return on its investments (7% yield on 90% of its portfolio).  Thus, the Company would only expect to lose 0.7% (7% loss rate, less 6.3% return) even in this unlikely scenario.  This example further assumes that the Company does not realize any capital gains on its investments which would offset any such losses.

As a result of the foregoing, we do not believe it is appropriate to characterize the offering as “highly” speculative and involving an “extremely” high degree of risk.  We do, however, think it is important that investors understand the risks involved in the offering and have included language on the cover page that states (in bold):

Investing in our common shares may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment.  See “Risk Factors” beginning on page 30 to read about the risks you should consider before buying our common shares, including the risk of leverage.

3.                                       Please do not bold the paragraph that includes the commission legend, required by Rule 481(b)(1) under the 1933 Act.

Response:  We have revised the cover page accordingly.

4.                                       Please present the Fund’s pricing table in conformity with the table shown in Instruction 5 to Item 1.1.g. of Form N-2. As in the fee table, on page 19, “sales commissions” and “marketing support fees” are components of “sales load” and they may be broken out only in a footnote to the pricing table.

Response:  Assuming the Staff is referring to dealer manager fees instead of “marketing support fees”, we have revised the pricing table on the cover page accordingly.

5.                                       Immediately after the pricing table, on the front cover, please include the following statement: “Because you will pay a sales load of 10% and offering expenses of 1.5%, if you invest $100 in Fund shares, only $88.50 will actually be invested in the Fund. See “Estimated Use of Proceeds,” on page 58.”

Response:  We have revised the text below the pricing table to state:

Because you will pay a sales load of up to 10% and offering expenses of up to 1.5%, if you invest $100 in our common shares and pay the full sales load,

between $88.50 and $90.00 will actually be used by us for investments.  See “Estimated Use of Proceeds” on page 58.

The changes to your suggested disclosure were made to reflect the fact that the 1.5% expense figure is a reimbursement of actual expenses, which may be less than 1.5%.  In addition, while certain categories of purchasers will pay a reduced sales load, we will assume for purposes of the disclosure above that all investors are subject to the full 10% sales load.

6.                                       Please disclose the following information on the front cover: (1) the securities in which the Fund invests will generally not be rated by any rating agency; (2) if they were rated, they would be below investment grade or “junk;” (3) indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

Response:  We have revised the cover page in response to your comment as follows:

We intend to concentrate our investments in debt securities of private energy-related companies.  A significant portion of those securities may not be rated by any rating agency.  If they were rated, many would likely be rated below investment grade.  Non-investment grade indebtedness is regarded by the rating agencies as carrying a greater risk with respect to the borrower’s capacity to pay interest and repay principal.

We have revised your suggested language in a couple of respects.  First, the Company cannot determine at this time what percentage of its debt investments will not be rated by a rating agency.  As a result, we believe it is misleading to say that the Company’s investments will “generally not be rated by any rating agency.”  Second, certain of those investments that are not rated could be rated as investment grade, depending on the specific characteristics of the issuer and the security.  Third, we believe it is misleading to characterize all non-investment grade indebtedness as having “predominantly speculative” characteristics, as this does not give adequate consideration to the low historical loss rates of senior secured debt, which is expected to comprise a significant portion of the Company’s portfolio of debt securities.

7.                                       Please state on the front cover, the kinds of investors for whom the Fund will not be a suitable investment.

Response:  We have revised the cover page to include the following statement:

An investment in our common shares is not suitable for all investors.  See “Suitability Standards” for information on the suitability standards that investors must meet in order to purchase common shares in this offering.

8.                                       The disclosure, on page 54 and elsewhere in the prospectus, indicates that investments in the Fund are subject to dilution. Please mention the risk of dilution on the front cover page together with a citation to the discussions of dilution risk in the body of the prospectus.

Response:  We have revised the cover page to add the following:

We intend to continue to issue common shares in this offering.  As a result, your ownership in us is subject to dilution.  See “Risk Factors — Risks Relating to an Investment in Our Common Shares — Your interest in us will be diluted if we issue additional common shares, which could reduce the overall value of an investment in us.”

Prospectus Summary

1.                                      The disclosure on page 1 states that the Fund will invest in “securities of energy and power, or Energy, related companies.” This statement appears to set a defined, “Energy,” but it is not until pages 45 and 47 that the industries apparently encompassed by this term are listed. Please define the term “Energy” the first time that it is used in the prospectus.

Response:  We have modified the disclosure on page 1, and elsewhere in the Prospectus as appropriate, by adding the following directly after the sentence identified by the Staff:

We consider Energy companies to be those companies that engage in the exploration, development, production, gathering, transportation, processing, storage, refining, distribution, mining, generation or marketing of natural gas, natural gas liquids, crude oil, refined products, coal or power.

2.                                      Please define the terms “income-oriented securities” and “income-oriented preferred,” which appear on page 2.”

Response:  “Income-oriented securities” refers to debt securities and “income-oriented preferred and common equity interests.”  “Income-oriented preferred and common equity interests” refers to preferred and common stock which pay consistent, high-yielding dividends.  We have modified the disclosure on page 2, and elsewhere in the Prospectus as appropriate, by adding these definitions of “income-oriented securities” and “income-oriented preferred.”

3.                                      The disclosure, on page 3, states that the non-listed “structure allows us to operate with a long-term view, similar to that of other types of private investment funds - instead of managing to quarterly market expectations - and to pursue our investment objectives without subjecting our investors to the daily share price volatility associated with the public markets.” Please explain why the normal closed-end fund structure would not permit the Fund to operate with the same “long-term view.” Please also explain that shareholders are spared “the daily share price volatility associated with the public markets” because there is no market for their shares.

Response:  As a non-listed business development company, the Company’s common shares will not be subject to daily fluctuations in market prices which may not correlate with the Company’s net asset value.  The Company believes that this allows it to make investment decisions based on long term growth potential to a greater extent than it would be able to if it had to consider short term volatility in the market price for its common shares.  We have revised the disclosure to make clear that holders of common shares are spared the daily share price volatility associated with the public markets because there will be no market for the Company’s common shares.

4.                                      The disclosure, on page 3, also states: “therefore, shareholders may not be able to sell their common shares promptly or at a desired price.” Please substitute the statement: “therefore, it is unlikely that shareholders will be able to sell their shares.”

Response:  We respectfully submit that the language cited is more accurate than that proposed by the Staff and refer to the Staff to our response to Comment Number 1 under “Outside Front Cover” above.

5.                                      Please summarize the information in the subsections: “About FS Advisor”; “About GSO”; “Market Opportunity;” and “Competitive Advantages.”

Response:  We have condensed the information found in these sections in response to the Staff’s comments.

6.                                      Please add the information in Item 28, on page C-2, to the subsection, “Capital Contribution by FS Advisor and GSO,” on pages 3, 63, and 72. In addition, with respect to the same subsection:

a)                                    Please fill in the missing numbers.

b)                                    Will the private placement be completed and all of the Fund shares to be issued to the “insiders” be “in their hands” before the effectiveness of the registration statement?

c)                                     Please identify to us the other purchasers of Fund shares in the private placement. Please also provide us with their percentage ownerships in terms of the disclosure presented in Item 28.

d)                                    Are the closings of the private placements contingent upon the success of the IPO? Will the amounts invested in the private placements be put in escrow until the “minimum offering requirement” is satisfied or will they be invested immediately by the Fund?

e)                                     Is it possible to rescind any of the private placements after the effectiveness of the registration statement?

f)                                        Will the private placements be made in reliance on Section 4(2) of the 1933 Act and Rule 506 of Regulation D thereunder?

g)                                    Will all of the privately-placed shares be issued to accredited investors?

h)                                    Please disclose the lock-up periods for the shares issued in the private placements, in addition to those issued to Messrs. Forman and Adelman.

Response:  The Company intends to conduct a concurrent private placement of its common shares which would close upon the occurrence of the Company’s achievement of the minimum offering requirement.  Participants in the proposed private placement will be required to execute a subscription agreement that will bind them to purchase a set number of common shares in the private placement.  At the time of the participants’ submission of the subscription agreement, the only remaining conditions to closing will be the effectiveness of the Registration Statement and the Company’s achievement of the minimum offering requirement, neither of which are within the control of the investors in the private placement.  The Company believes that the concurrent private placement is beneficial to investors in the public offering because it provides a foundation of capital which the Company can use to make investments immediately.  Without the proposed private placement, it may take a few months to raise the same amount of proceeds publicly.

We have included responses to each of your comments relating to the subsection “Capital Contribution by FS Advisor and GSO” below:

a)                                      We will fill in all numbers as requested by the Staff once such numbers are determined.

b)                                     The proposed private placement will be completed prior to the effectiveness of the Registration Statement in that all conditions to closing the proposed private placement will be out of the hands of the participants in the proposed private placement at such time.  In other words, the participants in the proposed private placement will be irrevocably bound to purchase common shares in the private placement, subject to the achievement of the minimum offering requirement, as allowed by Rule 152 of the Securities Act of 1933, as amended (the “Securities Act”).  As noted above, common shares will not be “in the hands” of participants prior to the effectiveness of the Registration Statement; however, the participants will have made all investment decisions prior to the effectiveness of the Registration Statement.  As a result, the private placement will have closed for purposes of Rule 152 at the time the participants sign the subscription agreement with the Company.

c)                                      We will supplementally provide the names of all participants in the proposed private placement and the percentage ownership of each to the Staff once this information is available.  We respectfully note, however, that Item 28 of Form N-2 requires disclosure of entities controlled directly or indirectly by the Registrant.  We do not believe that Item 28 requires disclosure of a concurrent private placement of the Company’s common shares.  To the extent that any individual in the private placement owns in excess of 5% of the Company’s outstanding common shares as of the date the Registration Statement is declared effective, such individuals will be included in the section of the prospectus entitled, “Control Persons and Principal Holders of Securities.”

d)                                     The issuance of common shares in the proposed private placement will occur at the initial closing at which the Company achieves the minimum offering requirement.  If the Company fails to achieve the minimum offering requirement, no common shares in the proposed private placement will be issued to participants in the private placement.  Because the number of participants in the proposed private placement is expected to be small and comprised solely of individuals affiliated with the Company, FS Investment Advisor, LLC (“FS Advisor”) and GSO Capital Partners LP (“GSO”), the

Company will not require that subscription funds from participants in the proposed private placement be placed in an escrow account concurrently with the execution of the subscription agreement.  However, investors who subscribe for a specific number of common shares in the proposed private placement will be irrevocably bound to purchase said number of common shares upon the Company’s achievement of the minimum offering requirement.

e)                                      Individuals who participate in the proposed private placement will be irrevocably bound to purchase the number of common shares included in their respective subscription agreements when the minimum offering requirement is achieved by the Company.  If the Company does not achieve the minimum offering requirement, such individuals will not be bound to purchase common shares in the proposed private placement.  Effectiveness of the Registration Statement and achievement of the minimum offering requirement will be the only conditions to closing the private placement.

f)                                        The issuance of common shares pursuant to the proposed private placement will be made in accordance with the exemptions from registration found in Section 4(2) of the Securities Act and Rule 506 thereunder.

g)                                     As noted above, the issuance of common shares issued pursuant to the proposed private placement will be made in accordance with the exemptions from registration found in Section 4(2) of the Securities Act and Rule 506 thereunder.  While we expect that all or substantially all of the purchasers in the proposed private placement will be accredited investors, Rule 506 allows for the sale of shares to 35 “purchasers,” a term that does not include accredited investors and institutional investors, among others.  As a result, the proposed private placement may include a small number of purchasers who are not accredited investors.

h)                                     With the exception of shares purchased by Messrs. Forman and Adelman in the proposed private placement, the Company does not intend to require that any of the other participants in the private placement have their common shares locked up beyond the holding period provisions of Rule 144 under the Securities Act.  Since the common shares sold in the proposed private placement will not be registered under the Securities Act, sales of such common shares can only be made in accordance with the provisions of Rule 144 which, among other things, requires a six month holding period.  We also note that the Company does not intend to make any repurchases of its common shares under its share repurchase program until the first quarter following the one-year anniversary of the date it achieves the minimum offering requirement, which would also be the purchase date of the common shares sold in the proposed private placement.  As a result, participants in the proposed private placement will likely have to hold their common shares for at least one year.

7.                                      The subsection, “Market Opportunity,” on page 5, states that the Fund will be investing in companies with “stable” and “strong” cash flows. Does this mean that the companies that the

Fund intends to invest in will not issue original issue discount instruments?

Response:  We cannot state with certainty that the Company will never invest in companies that issue original issue discount, or OID, instruments.  Often, newly-issued debt securities are sold by issuers with initial discounts to par value of 2% to 3% as an inducement to buyers.  To the extent the Company purchases such new issues with de minimis original issue discounts, the discounts will be accreted over the life of the securities, as required under U.S. generally accepted accounting principles (“GAAP”).  Any such accretion is expected to represent a negligible amount on an annualized basis that does not rise to a material level.  This is in stark contrast to a typical OID instrument, such as a zero coupon bond.  We note that the Internal Revenue Service’s Publication 1212 (Rev. March 2010) defines OID as “a form of interest. It is the excess of a debt instrument’s stated redemption price at maturity over its issue price (acquisition price for a stripped bond or coupon).  Zero coupon bonds and debt instruments that pay no stated interest until maturity are examples of debt instruments that have OID.”  OID issuances are essentially debt instruments which are issued at a discount to par along with a reduced interest rate or zero coupon feature.  An OID issuance is typically where the issuer has increased credit risk and, as a result, sells its debt at a severe discount in order to also pay a lower interest rate on the debt.  The Company does not expect that the foregoing type of OID investment will constitute a material portion of its investment portfolio.

8.                                      In the subsection, “Risks Related to Investments in Private Companies,” on page 6, and the subsection discussing the Fund’s investment strategy, on page 44, please revise the statement: “investments in private companies pose certain incremental risks as compared to investments in public companies. Please state that such investments pose “significantly greater” risks as compared to investments in public companies.

Response:  We have revised the disclosure accordingly.

9.                                      In the subsection “Plan of Distribution,” on page 8, please clarify whether there actually will be a reduction in the offering price whenever there is decline in net asset value per share to an amount 5% below the current offering price, as stated by the second paragraph. The third paragraph seems to contradict the second paragraph by stating that a decline of more than 5% merely “creates a rebuttable presumption that there has been a material change in the value of our assets such that a reduction in the offering price per share is warranted.” This presumption may be rebutted “if our board of trustees, in consultation with our management, reasonably and in good faith determines that the decline in net asset value per share is the result of a temporary movement in the credit markets. In addition, we find this rebuttal criterion to be vague, given that all movements in the credit markets can be said to be “temporary.” Please clarify the grounds for rebutting the presumption. Please also clarify that the offering price will be NAV or higher.

Response:  The Company believes that its pricing policy is appropriate and provides the Company’s board of trustees flexibility to account for any anomalies in the market that may not be indicative of a decline in the fair value of the Company’s assets.  As an initial matter, the Company makes clear in numerous locations throughout the Prospectus that common shares must be sold at a net offering price equal to or higher than net asset value, as required by the Investment Company Act of 1940, as amended (the “1940 Act”).  In order to ensure that sales of common shares are not made below net asset value, the Company has the ability to, among other things, increase its offering price at any closing at which common shares are sold.  There is no comparable requirement in the 1940 Act that the Company lower its offering price in the event that its net asset value declines; however, the Company believes it is in the best interests of investors to sell its common shares at a net offering price that reflects the value of the Company’s assets.  It is important to note that the presumption is that if a material decline occurs in the value of the Company’s portfolio of investments, then the net offering price will decline accordingly.  However, the Company believes that it has a duty to existing investors to protect them against unnecessary dilution and that its board of trustees must have flexibility under the pricing policy to ensure that a decline in the value of its portfolio is not related solely or substantially to one or more events that may temporarily impact the market value of securities held by the Company.  The Company’s management closely tracks its portfolio investments and may be aware of a situation where, for example, a large seller is forced to sell securities into the market, thereby causing a temporary imbalance between the supply and demand of buyers and sellers, and resulting in the securities trading at distressed levels.  If such event were to occur, the fair value of the securities sold may be, in fact, greater than the distressed price at which such securities were sold in the market.  In such a case, the Company believes it would not be appropriate to assume that the value of such security is equal to the distressed sale price.  Doing so would result in the sale of common shares at artificially and temporarily low prices, thereby diluting existing holders of common shares unnecessarily.

10.                               We believe that the similarity of the title of this subsection, “Plan of Distribution,” which describes the public offering, and the title of the subsection, “Distributions” on page 16, which describes the Fund’s distributions to shareholders, is confusing. We suggest that the titles be clarified.

Response:  We respectfully submit that the term “Plan of Distribution” is the heading for both Item 5 of Form N-2 and Item 508 of Regulation S-K.  Since this is not a firm commitment underwritten offering, we believe that the term “Plan of Distribution” is more appropriate than “Underwriting” which appears in registration statements for firm commitment underwritten offerings.

11.                               The “Suitability Standards” subsection, on page 9, states:

“Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective shareholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of our shares.”

Who makes these determinations and how are they made? What role and responsibility does the Fund take with respect to the making of these determinations?

Response:  The suitability standards cited by the Staff come from the Omnibus Guidelines issued by the National Association of State Securities Administrators (the “Omnibus Guidelines”) and are in addition to specific net worth standards that all investors must comply with.  Pursuant to the Dealer Manager Agreement between FS² Capital Partners, LLC (the “Dealer Manager”) and any selected broker-dealers who execute a Selected Dealer Agreement with the Dealer Manager, the Dealer Manager and the selected dealer are responsible for ensuring that investors represent that they meet the suitability standards imposed by the Omnibus Guidelines or meet any enhanced suitability standards imposed by a specific state.  The Company is not registered as a broker-dealer and is not directly engaged in the sale of the common shares registered by the Form N-2.  As a result, the Company is not responsible for ensuring that investors meet the requirements of the suitability standards.  However, the Company is responsible for ensuring that the Dealer Manager has systems in place to verify that investors make appropriate representations as to their net worth and other suitability standards imposed by the states.

12.                               The subsection, “Estimated Use of Proceeds,” on page 10, states that “pending investment of the proceeds raised in this offering...we may employ a portion of the net proceeds to pay operating expenses, distributions to shareholders, and for general corporate purposes.” In the context of a continuous offering, this statement appears to mean that the offering proceeds will always be available to pay Fund expenses and make distributions? Please disclose whether this is the case. In addition, we note that this subsection appears to be providing a citation to itself because the summary subsections do not include page numbers in the citations to the more detailed discussions in the body of the prospectus.

Response:  The Company intends to elect to be taxed as a regulated investment company, or RIC, and, as such, will be required to distribute to holders of its common shares, at least 90 percent of its investment company taxable income.  To the extent that any portion of these distributions comes from offering proceeds, the distributions may not be fully earned and a portion of the distributions received by investors will be deemed a “return of capital.”  The Company intends for its distributions to holders of its common shares to be fully earned; however, such determination is made on an annual basis, so the Company will only be able to provide an estimate as to what portion of its distributions, if any, constitute a return of capital at the time the distributions are made.  In an effort to avoid having any portion of its distributions constitute a return of capital, Franklin Square Holdings, an affiliate of the Company, intends to reimburse the Company for expenses in an amount that is sufficient to ensure that its net investment income and net realized capital gains are equal to or greater than the cumulative distributions paid to holders of its common shares each quarter.  As a result of the foregoing, which is disclosed in the Prospectus, we do not believe it is necessary to state in the Prospectus whether offering proceeds will always be available to pay expenses and make distributions.  As to the Staff’s second point, the citation at the end of this sub-section refers to the section of the Prospectus entitled, “Estimated Use of Proceeds” which can be found on page 58 of the Prospectus and which contains additional details.  If the cross-reference referred to a sub-section within the Summary section, such cross-reference would be preceded by a “—.”

13.                               Please make clear in the subsection, “Share Repurchase Program,” on page 10, how limited the share repurchase program can be, below the 10% annual ceiling, given that it is tied to the amounts of reinvested shareholder distributions. First, the amounts of shareholder distributions are discretionary with the Board. Second, shareholder reinvestment of distributions is an “opt-in” program requiring shareholders to affirmatively elect participation. Accordingly, the number of shares eligible for repurchase in a year may be well below the 10% ceiling.

Response:  We have revised the disclosure accordingly.

14.                               In the subsection, “Conflicts of interests,” on page 13, please clarify the meaning of the bullet that states: “regardless of the quality of the assets acquired, the services provided to us...FS Advisor and GSO will receive certain fees in connection with the management of our portfolio and sale of our portfolio companies.”

Response:  We have revised the bullet identified above by specifically referring to the base management fee payable to FS Advisor.

15.                               The subsection, “Distribution Reinvestment Plan,” on page 16, states: “your reinvested distributions will purchase common shares at a price equal to 95% of the price that common shares are sold in the offering at the semi-monthly closing immediately following the distribution payment date...No commissions or fees will be assessed pursuant to our distribution reinvestment plan.” Common shares are being sold in the current offering at $10 per share, as the result of a 10% load. Why are the reinvested shares not sold at 90% of the purchase price if they are being sold with “no commissions or fees”? In addition, if the affiliated dealer-manager charges a 3% fee in the public offering, why does it, effectively, charge a 5% fee on a reinvestment?

Response:  We respectfully note that the 10% sales load is not applicable to the distribution reinvestment plan.  As set forth in Guide 5 of Form N-2, the SEC has taken the position that securities issued by a registrant in connection with a dividend reinvestment plan are not required to be registered under the Securities Act.  Accordingly, there is no nexus between the common shares that will be issued pursuant to the Company’s distribution reinvestment plan and the common shares registered pursuant to the Registration Statement, which will be sold with a 10% sales load payable to our Dealer Manager.  Furthermore, with respect to the Staff’s question regarding the 5% “fee” on a reinvestment, all proceeds from sales of common shares under the distribution reinvestment plan go directly to the Company, rather than the Dealer Manager.  Thus, participants in the distribution reinvestment plan receive a 5% discount to the public offering price, which benefits the participants, while the Company receives higher proceeds from such sales compared to sales of common shares in the public offering, which benefits all holders of common shares.

Fees and Expenses, page 18

1.                                       In the line item “Offering expenses borne by us,” please delete “borne by us.”

Response:  We have revised the disclosure accordingly.

2.                                      Footnote “1” states that the “amount [expenses as a percentage of offering price] assumes that we sell $100 million worth of our common shares during the following twelve months. This statement is unclear about the amount of average net assets for the year that the Fund is using in the fee table calculations. In this regard, we are concerned that average net assets for the year are likely to be a lower amount than the total amount of common shares sold during the year. Please revise the footnote to clarify that the Fund’s average net assets for the year are $100 million.

Response:  The Company estimates that it will sell $100 million worth of its common shares during the twelve months following the commencement of the offering.  This will result in net proceeds to the Company of $88.5 million.  The Company has estimated that half of this amount, or $44.25 million, constitutes average net assets for purposes of its calculations under this section.  We have revised footnote (1) to make this clear.  In addition, the Company will supplementally provide the Staff with an Excel spreadsheet that shows how it calculated the figures used in the “Fees and Expenses” section.

3.                                      Please revise the “Base Management Fees” line item as follows: delete the word “base” and make “fees” singular.

Response:  We note that the disclosure uses the singular term “fee”.  We have revised the disclosure to remove the word “base” as requested.

4.                                      Please present the next line item as follows: “Incentive fees payable under our investment advisory and administrative services agreement (up to 20% on income and 20% on capital gains).”

Response:  We have revised the disclosure accordingly, but have added the phrase “, subject to a hurdle rate of 6.5% annualized” within the parenthetical after the word “income.”

5.                                      As the fund accrues unrealized gains, it should also accrue the corresponding incentive fee on capital gains and include this amount for the period with the incentive fee on liquidated capital gains presented in the fee table. Please confirm to us that this amount corresponds to the amount presented in the financial statements.

Response:  The Company has not yet commenced operations and has no operating history.  As a result, it has no performance history to use as a guide as to what level of incentive fees it may earn during the twelve months following the commencement of the offering.  Therefore, it has not included any projected incentive fees for purposes of the “Fees and Expenses” section.  The Company believes that this approach is consistent with other start-up entities that have no assets or performance history.  In future post-effective amendments, the Company will use historical incentive fees as a guide for projecting incentive fees on a going-forward basis.

6.                                      Please reconcile footnotes “1” and “6”.  Footnote “1” states that the Fund “will borrow funds equal to 50% of our average net assets during such period.” This statement appears to indicate that the Fund will limit its borrowings to maintain asset coverage of 300%. (The fee table presentations of “base management fee” of 3% and “interest payments on borrowed funds” of 1.5% appear to be based on a borrowings limit of 50% of average net assets.) On the other hand, footnote “6” states: “the figure in the table assumes we borrow for investment purposes an amount equal to 50% of our average net assets (including such borrowed funds).” Although this statement is confusing, it appears to mean that the Fund will borrow up to the 200% coverage limit permitted by Section 61(a)(1) of the 1940 Act. Please clarify and conform the disclosure. If the Fund may borrow up to the 200% coverage limit, please increase the “management fee” to 4% and increase “interest payments on borrowed funds” to 3%. Otherwise, provide a representation that the Fund will maintain 300% coverage on its borrowings.

Response:  We respectfully note that the figures in footnotes (1) and (6) are correct.  The

Company has assumed borrowings equal to 50% of its average net assets, which we assume will be $44.25 million as noted in our response to Comment Number 1 under “Fees and Expenses” above, for the twelve months following the commencement of operations.  This means that the Company has assumed borrowings of $22.125 million.  In the annual expenses table, the Company assumes the base management fee will equal 3% of average net assets in order to reflect this anticipated amount of leverage (i.e., if average gross levered assets equal 150% of average net assets, then the management fee will equal 150% of 2%, or 3% annually).  Since the Company does not expect to incur leverage equal to the 200% asset coverage limit permitted by Section 61(a)(1) of the 1940 Act, we do not think it is appropriate to assume such amounts for purposes of the “Fees and Expenses” section.

7.                                      In footnote “4” please explain that the management fee shown in the fee table is higher than the contractual rate because it is required to be calculated as a percentage of average net assets, rather than gross assets, and that this presentation illustrates the fact that the Fund’s leveraging will increase the amount of the base management fee. Please also provide a similar discussion, in footnote “5,” with respect to the calculation of the income incentive fee and capital gains fee.

Response:  We have revised the disclosure accordingly.

8.                                      It would be helpful to investors to include, by means of a footnote, a second example where the five percent return results entirely from net realized capital gains, so that the incentive fee on capital gains can be illustrated.

Response:  We have considered the Staff’s comment and believe that the existing disclosure is adequate.  The Company explains in footnote (5) the circumstances under which the incentive fee on capital gains would be payable.  The Company also provides a description of the incentive fee on capital gains in the “Investment Advisory and Administrative Services Agreement” section of the Prospectus beginning on page 95.  Furthermore, once the Company has operations, assuming it earns incentive fees on capital gains, it will revise this section to include projected incentive fees on capital gains in any post-effective amendments to its Registration Statement.

9.              According to footnote “6,” the Fund anticipates that it will be able to borrow at a “3% annual rate.” Please disclose the assumptions on which this estimated rate is based. (For example, will the borrowings be over-collateralized by discounted assets chosen by the lender for segregation by the Fund?)

Response:  The Company has assumed an annual interest rate of 3% for debt it may incur based on the existing terms of the revolving credit facility that the Company’s affiliate, FS Investment Corporation, has with Deutsche Bank AG, New York Branch.  FS Investment Corporation’s borrowing cost is actually less than 3%, but we have used the higher figure in order to be conservative.  The Company believes that, assuming it is successful in the proposed offering, it will be able to obtain indebtedness on comparable terms.  We believe that inclusion of the estimated interest rate of any credit facility that the Company may obtain complies with Instruction 8 to Item 3 of Form N-2 which provides guidance regarding the “Fees and Expenses” table.

10.                               In footnote “7” please state that “other expenses” are based on estimated amounts for the current fiscal year. See Instruction 6 to Item 3.1. of Form N-2. In addition, please explain the meaning of “preferred pricing arrangements we may receive from certain parties as a newly-formed entity.”

Response:  We have revised the disclosure accordingly.  As to the Staff’s question relating to “preferred pricing arrangements,” the Company expects to receive certain pricing discounts from providers during its early stages of operations.  FS Investment Corporation, an affiliate of the Company, obtained preferred pricing arrangements from the same vendors during its initial operations.  Therefore, the Company believes it is reasonable to assume it will receive comparable discounts from these same vendors during its first year of operations, though, as noted, such discounts are not reflected in the calculations included in the table.

11.                               Does the Fund intend to issue preferred shares within a year of the effective date of the registration statement?

Response:  The Company does not intend to issue preferred shares within a year of the effective date of the Registration Statement.

12.                               The narrative to the example states that the “example demonstrates the projected dollar amount of total cumulative expenses.” Please delete the word “cumulative.”

Response:  We have revised the disclosure accordingly.

Questions and Answers About This Offering,” pages 26-29

1.                                      The issue of transferability is not addressed until the last Q&A, which clarifies only that there are no restrictions on transferability. The Q&A fails to address the following issues: (1) there is no market for the shares and investors will not be able to sell them; (2) while shares may be freely transferable, it is unlikely that any private sales can be arranged; (3) the Fund will tender for only a small percentage of the outstanding shares and those shares will be repurchased at a discount to NAV; and (4) investors will not be provided with any real liquidity until there is a liquidity event, which will not occur for five to seven years. Please address these issues and make them the first ones addressed in the Q&A section:

Response:  We will include the following new or revised questions and answers to the “Questions and Answers About This Offering” section of the Prospectus:

Q:                                    Will I be able to sell my common shares in a secondary market?

A:                                   We do not currently intend to list our common shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future.  Because of the lack of a trading market for our common shares, holders of common shares may not be able to sell their common shares promptly or at a desired price.  If you are able to sell your common shares, you may have to sell them at a discount to the purchase price of your common shares.

Q:                                    Are there any restrictions on the transfer of common shares?

A:                                   No.  Common shares will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract.  However, we do not currently intend to list our common shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future.  We intend to institute a share repurchase program, but we will limit the number of common shares that we will offer to repurchase.  As a result, your ability to sell your common shares will be limited and you may not receive a full return of invested capital upon selling your common shares.  We will not charge for transfers of our common shares except for necessary and reasonable costs actually incurred by us. See “Risk Factors — Risks Related to an Investment in Our Common Shares.”

Q:                                    Will I otherwise be able to liquidate my investment?

A:                                   We intend to seek to complete a liquidity event for holders of our common shares within five years following the completion of our offering stage, although we may determine to complete a liquidity event earlier.  We will view our offering stage as complete as of the termination date of our most recent public equity offering, if we have not conducted a public equity offering in any continuous two year period.  We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future.  A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our common shares on a national securities exchange, or (3) a merger or another transaction approved by our board of trustees in which holders of our common shares will receive cash or shares of a publicly traded company.  While our intention is to seek to complete a liquidity event within five years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe.

Risk Factors, page 30

1.                                      It does not appear that the adviser has any experience or expertise in the energy business. If so, please include this risk in this section.

Response:  As noted in the Prospectus, the personnel of FS Advisor are the same as that of FB Income Advisor, LLC, the investment adviser of FS Investment Corporation.  FS Investment Corporation has invested in senior secured loans and other debt securities of companies engaged in a variety of industries, including the energy industry.  FS Investment Corporation has nearly $90 million of investments in energy, energy infrastructure and power companies, or approximately 14.2% of its portfolio, and has made significant investments in the industry throughout its existence.  In addition, members of FS Advisor’s investment team have extensive experience investing in the energy and power industry in their prior work experience.  Notwithstanding the above, we have added disclosure to the risk factor entitled, “FS Advisor has no prior experience managing a business development company or a regulated investment company, or RIC” to indicate that FS Advisor has no experience investing in companies in the energy and power industry.

2.                                      With respect to the disclosure, on pages 33 and 64, about the valuation of portfolio investments:

a)                                    Please clarify whether the board uses a third-party pricing service to assist it with the valuation of every security that would be classified as “level 2” and “level 3” under FASB Accounting Standards Codification Topic 820 (“Topic 820”).

b)                                    Please inform us whether the board will review, and approve in advance, the valuation methodology of any third-party pricing service it uses and whether the board will review regularly the accuracy of such methodologies. See Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

c)                                     Please inform us whether GSO, or any other firm that has a role in selecting the Fund’s investments, will participate in the valuation of those investments.

d)                                    Please provide us with a copy of the valuation methodology that the board will use.

Response:  We have included responses to each of your comments relating to the Company’s valuation methodology and disclosure below:

(a)                                  As disclosed on pages 64 and 84 under “Discussion of the Company’s Expected Operation Plans—Critical Accounting Policies—Valuation of Portfolio Investments” and “Determination of Net Asset Value”, the Company intends to utilize an independent third-party pricing service which provides prevailing bid and ask prices for each of the Company’s level 2 and level 3 assets from dealers on the date of the relevant period end.  These prices will be screened for validity by the pricing service.  For securities for which the third-party pricing service is unable to obtain quoted prices, the Company intends to obtain bid and ask prices directly from dealers who make a market in such securities.  To the extent that the Company may in the future hold securities for which no active secondary market exists and, therefore, no bid and ask prices can be reliably obtained, the valuation committee of the board of trustees intends to engage an independent third-party valuation service.

(b)                                 In its selection of the independent third-party pricing service and any independent third party valuation service utilized by the Company, the valuation committee of the Company’s board of trustees will review and consider the methodologies employed by each such service in screening the bid and ask prices obtained from dealers or in valuing the Company’s investments, as applicable.  As disclosed in the same sections of the Prospectus noted in (a) above, as part of its valuation policies, the Company’s board of trustees and the valuation committee of the board of trustees will periodically benchmark the bid and ask prices received from the independent third-party pricing service and the valuations received from the independent third party valuation service, as applicable, against the actual prices at which the Company purchases and sells its investments.  The Company believes that these prices will be reliable indicators of fair value.

(c)                                  The Company’s sub-adviser, GSO, will not be actively involved in the valuation of the Company’s portfolio investments.  As noted above and in the Prospectus, the Company’s board of trustees will primarily utilize an independent third party pricing service which provides prevailing bid and ask prices for each of the Company’s level 2 and level 3 assets from dealers on the date of the relevant period end.  These prices will be screened for validity by the pricing service.  To the extent that the pricing service is unable to provide bid and ask prices for a certain security, GSO will be able to assist the Company in identifying one or more dealers who make a market in such security.  The Company will then obtain bid and ask prices from such dealers for the board of trustees to use in connection with their quarterly valuation process.  Aside from this, GSO will not have a role in the board of trustee’s quarterly valuation process.

(d)                                 We will supplementally provide a copy of the valuation policies and procedures adopted by the Company’s board of trustees following adoption by the board of trustees. It is expected that such policies and procedures will be substantially identical to those adopted by FS Investment Corporation, a copy of which has been supplementally provided to the Staff.

3.                                      The same subsection, on page 33, states: “many of our investments... will be traded on a privately negotiated over-the-counter secondary market for institutional investors.” Please identify and describe this market. Please clarify what is meant by “many”?

Response:  We respectfully submit for the Staff’s consideration that the market to which the Company refers is not a traditional exchange, but rather a private dealer network utilized by institutional investors to buy and sell the types of debt in which the Company intends to invest.  Furthermore, we respectfully note that the Company uses the word “many” because, while it anticipates that a majority of its investments will be traded on a privately negotiated over-the-counter secondary market for institutional investors, it cannot be certain that this will be the case.  At a minimum, the Company expects that such investments will be a prominent part of its portfolio.

4.                                      The subsection, “Efforts to comply with the Sarbanes-Oxley Act ... may adversely affect us,” on page 35, states that the annual review of, and the quarterly and annual evaluation and disclosure of changes in, internal control over financial reporting, “may negatively impact our financial performance and our ability to make distributions.” This statement exaggerates the burdens of compliance with the law. Please revise it. The disclosure further states “in the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act, we may be adversely affected.” If the Fund is unable to comply with Sarbanes-Oxley, it will be the Fund’s deficient “internal control over financial reporting” that adversely affects its shareholders. Please revise the disclosure.

Response:  We respectfully submit that the risk factor relating to compliance with the Sarbanes-Oxley Act is intended to notify holders of the Company’s common shares that, as a result of being a public company, the Company will be subject to certain regulations not applicable to private companies, including requirements of the Sarbanes-Oxley Act.  Management of the Company is involved in the management of FS Investment Corporation, another public company, and has experience complying with provisions of the Sarbanes-Oxley Act, including Section 404 that relates to internal control over financial reporting.  Based on this experience, the Company’s management believes that it is accurate to state that there are material costs associated with compliance with such section.  Costs may include, for example, engaging third party vendors for assistance in ensuring compliance with Section 404.  In addition, substantial management time and resources are required to institute an effective set of internal controls.  With respect to the Staff’s second comment under this heading, we believe that the disclosure is accurate in that failing to comply with the Sarbanes-Oxley Act could not only lead to lawsuits but also to an SEC enforcement action.  In an effort to address the Staff’s concerns, we have made certain revisions to this risk factor, but we believe that the substance of the risk factor is accurate and material to investors.

5.                                      The subsections on the Fund’s obligation to pay “incentive compensation even if we incur a net loss,” on page 37, and the Fund’s “difficulty paying our required distributions if we recognize income before or without receiving cash,” on page 55, address the kinds of the risks created by original issue discount loans. Please also disclose the Fund’s policies on OID lending. These policies should include addressing the conflict of interest created by OID for the investment adviser. The higher interest rates of OID loans reflect the payment deferral and credit risk associated with them. Investors in the Fund share the risks and rewards of OID. The risks, however, are largely irrelevant to the adviser, who collects higher asset-based fees, in the case of payment-in-kind loans, and higher incentive fees with no deferral of cash payments and no repayment obligation to the Fund should any loans prove ultimately uncollectible.

Response:  The Company does not have a formal policy related to making investments in OID loans because, as noted earlier, it does not intend for a material portion of its investment portfolio to be comprised of OID loans, as such term is generally understood.  To the extent the Company makes investments in OID loans, it expects that the discounts will be a maximum of 2% to 3% and would not implicate risks to investors of the magnitude suggested by the Staff’s comment.  As a result, the Company believes that the existing disclosures on pages 41 and 55 of the Prospectus adequately address the risks posed.

We also respectfully disagree with the Staff’s assertion that the risks posed by typical OID or PIK investments are “largely irrelevant” to the adviser.  First, because of the Company’s intended RIC status as discussed in our response to Comment Number 9 below in this section, virtually all investment company taxable income which results from OID or PIK features must be paid out by the Company to investors and, as a result, will not cause the management fee payable to the adviser to increase in any material respect.  Second, other than in the most optimistic performance scenario, non-cash income from OID or PIK features decreases the likelihood of the adviser receiving incentive fees.  This is due to the fact that any such income resulting from OID or PIK features is ultimately converted from what would have been capital gains on sale to ordinary investment income.  We note that the incentive fee on investment income is subject to a “hurdle” rate of return to the investor, whereas the incentive fee on capital gains is not subject to any such hurdle.  In addition, in a situation in which the adviser receives an incentive fee on investment income in whole or in part due to the inclusion of such non-cash accruals, because such accruals increase the cost bases of the applicable investments, the inability to subsequently collect any such non-cash amounts would directly reduce the incentive fee on capital gains that the adviser is eligible to receive and the portion of the incentive fee previously paid on account of such non-cash investment income would be effectively rebated to the investor.

6.                                      Please disclose in the beginning of the summary the risks created by OID, including the following:

a)                                    OID instruments may have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral;

b)                                    OID loans generally represent a significantly higher credit risk than coupon loans.

c)                                     OID accruals may create uncertainty about the source of Fund distributions. For accounting purposes, any cash distributions to shareholders representing OID income are not treated as coming from paid-in capital, even though they have come from the offering proceeds. Thus, although a distribution of OID income comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact.

d)                                    In the case of payment-in-kind debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate. In addition, the deferral of PIK interest also reduces the loans’ LTV at a compounding rate.

e).                                  OID creates the risk of non-refundable cash payments to the advisor based on non-cash accruals that may never be realized.

Response:  As a preliminary matter, we respectfully disagree with the Staff’s premise that a material portion of the investments held by the Company will be original issue discount securities or debt securities with a PIK feature.  As noted in our response to Comment Number 7 under “Prospectus Summary,” the Company does not intend to invest in zero coupon bonds or other forms of OID securities as such term is understood by the IRS.

The Company primarily intends to acquire its investments in one of two ways: (i) new issuances directly from the borrower in syndicated or proprietary transactions or (ii) from unaffiliated third-parties in transactions on the secondary market.

In the case of newly issued loans, such securities are typically issued at prices ranging from 97% to 100% of par value.  Often, these securities can be sold in the secondary market shortly after issuance at par value, allowing the Company to capture capital gains equal to the difference between the price at which the loan is sold and the slightly discounted original issuance price.  In cases where the Company chooses to hold such securities, the Company is required under GAAP to accrete the discount over the life of the loan (generally 5 to 7 years) — a negligible amount on an annualized basis that does not rise to the level of materiality assumed by the Staff’s comments above.  For example, a loan with a 6-year maturity purchased at 97% of par value would generate 0.5% of annual discount yield, or approximately 5% of the total yield reported under GAAP accounting if such loan had a stated yield of 10%.

In addition, the Company intends to purchase debt securities purchased from unaffiliated third parties in transactions in the secondary market.  Such securities will not be newly-issued securities and do not generally exhibit the characteristics of OID instruments.

As to the Staff’s comment regarding PIK interest, the Company does not expect that a material portion of its portfolio will be comprised of debt securities that have a PIK feature.  As a result, we believe that the risk factors on pages 41 and 55 of the Prospectus adequately address the risks posed by investing in OID securities or securities with a PIK feature.

7.                                      Please disclose whether there is a limit on the Fund’s ability, and how much the advisor intends, to invest in OID instruments, including PIK loans, zero coupon bonds, and any other instruments that permit the deferral of interest and principal payments. Please discuss, where appropriate, how the Fund will value its OID instruments.

Response:  The Company will not be limited in the portion of its portfolio that may be comprised of securities with a PIK feature, OID interest, zero coupon bonds or other investments that permit the deferral of interest and principal payments.  However, the types of investments noted in the Staff’s comment are not expected to represent a material portion of the Company’s portfolio.  Accordingly, we do not believe adding disclosure that could suggest otherwise is appropriate and could be misleading to investors.  In terms of the Staff’s comment regarding valuations of OID instruments, any such instruments would be valued in accordance with the methodologies generally described in subsections (a) and (b) of our response to Comment Number 2 under “Risk Factors” above, and more fully in the Prospectus under the sections entitled “Discussion of the Company’s Expected Operation Plans—Critical Accounting Policies—Valuation of Portfolio Investments” and “Determination of Net Asset Value.”

8.                                      On page 45, please revise, because the Fund is non-diversified, the paragraph heading: “while we intend to be well diversified with respect to the number of different issuers in which we will invest, because...” We suggest that it should read: “while we intend to invest in a number of different issuers, because...”

Response:  We have revised the disclosure accordingly.

9.                                      On page 51, please revise the second sentence of the heading: “therefore, if you purchase common shares in this offering, you will have limited liquidity and may not receive a full return of your invested capital if you sell your common shares.” Replace it with: “therefore, our shares are illiquid and it is unlikely that you will receive a full return of your investment if you are able to sell your shares.”

Response:  We respectfully submit for the Staff’s consideration that our current disclosure is more accurate in light of the fact that, as a RIC, the Company will be required to distribute at least 90% of its investment company taxable income on an annual basis (and 98% of its taxable income to avoid certain corporate excise taxes).  In addition, as discussed in our response to Comment No. 1 under “Outside Front Cover,” the Company believes that, while a holder of common shares may not receive a full return of invested capital upon selling common shares, we do not believe that it is “unlikely” that a holder of common shares will receive a full return of his or her investment upon selling common shares.

10.                               The following statement, on page 51, should also appear, on the front cover of the prospectus: “there can be no assurance that we will complete a liquidity event within such time or at all. If we do not successfully complete a liquidity event, liquidity for an investor’s common shares will be limited to our share repurchase program which we have no obligation to maintain.”

Response:  We have revised the disclosure accordingly.

11.                               Please make “Risks Relating to an Investment in Our Common Shares” the first subsection in the “Risk Factors” section.

Response:  We have revised the disclosure accordingly.

Distributions, page 59

The disclosure, on pages 59 and 69, states that, “our affiliate and sponsor, Franklin Square Holdings, has agreed to reimburse us for expenses in an amount that is sufficient to ensure that our net investment income and net capital gains are equal to or greater than the cumulative distributions paid to our stockholders in each quarter.” How does the Fund account for these payments? Are they a contribution to capital or a loan received by the Fund from Franklin Square Holdings? Do the payments include the amount of any non-cash accruals that are accounted for in the distributions?

Response:  Any reimbursements that the Company may receive from Franklin Square Holdings will be reflected in the Company’s Statement of Operations in its financial statements and will be shown as a reduction of operating expenses.  As any such reimbursements will not be loans to the Company, there will be no obligation or expectation that the reimbursements will be repaid by the Company, and Franklin Square Holdings does not have an obligation to make any such reimbursements.

Share Repurchase Program, page 140

1.                                      The disclosure states that the Fund will conduct quarterly tender offers “in accordance with the requirements of Rule 13e-4 under the Exchange Act of 1934 and the 1940 Act.” Please clarify the following regulatory issues for us:

a)                                    The quarterly repurchase program appears to be a series of “issuer tender offers.” Does the Fund intend to request no-action relief under Rule 13e-4? Will the Fund request an exemption from the disclosure requirements of Rule 13e-4, pursuant to the authority provided by Rule 13e4(h)(9) under the Securities Exchange Act of 1934 (“1934 Act”)?

b)                                    Alternatively, does this statement mean that the Fund will file with the SEC and send to shareholders a Schedule TO-I for each of the quarterly tender offers?

c)                                     Does this statement also mean that the Fund’s repurchase plan is intended to satisfy the requirements of Rule 23c-3 under the 1940 Act?

Response:  Our responses to each of the Staff’s comments is set forth below:

(a)                                  The Company does not intend to seek No Action relief under Rule 13e-4, nor does it intend to seek exemptive relief from the disclosure requirements of Rule 13e-4 in connection with its share repurchase program.  The Company intends to conduct issuer tender offers in accordance with the requirements under Regulation 14E and Rule 13e-4 thereunder.

(b)                                 The Company will file with the SEC and deliver to all holders of its common shares a Schedule TO-I for each quarter during which the Company conducts a tender offer for its common shares.

(c)                                  The Company’s share repurchase program is not intended to satisfy the requirements of Rule 23c-3 of the 1940 Act.  The Company instead intends to conduct tender offers under Regulation 14E and Rule 13e-4 thereunder.

2.                                      Are there any circumstances in which the Fund would repurchase a shareholder’s entire interest (e.g., death or disability)?

Response:  The Company does not have any policy whereby it would repurchase a shareholder’s interest upon death or disability.

3.                                      Is there a holding period before a shareholder is eligible to participate in the repurchase program?

Response:  There is no specific holding period before a holder of common shares is eligible to participate in the Company’s share repurchase program; however, as disclosed in the Prospectus, the share repurchase program does not go into effect until the first quarter following the one year anniversary of the date that the Company meets its minimum offering requirement.

4.                                      The disclosure further states: “we intend to offer to repurchase shares on such terms as may be determined by our board of trustees in its complete and absolute discretion unless, in the judgment of our independent directors, such repurchases would not be in the best interests of our shareholders or would violate applicable law.” Please disclose in the beginning of the summary risk disclosure that, not only will any repurchases be limited, but there is no certainty that any will ever occur. Will the Advisor have any input in the Board’s decision to authorize share repurchases?

Response:  We have revised the disclosure accordingly to make clear that there is no assurance that the share repurchase program will be established or maintained.  As to the Staff’s second question, individuals employed by FS Advisor will have managerial responsibility over operations of the Company and, in this capacity, will report to the Company’s board of trustees.  Therefore, FS Advisor will have input as to whether to establish, maintain, suspend or terminate the share repurchase program.  The decision of whether to take any of these actions, however, will rest solely with the Company’s board of trustees, including its independent trustees.

Other

1.                                      Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund’s securities will file the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the 1934 Act.

Response:  The Company intends to elect to be regulated as a business development company under Sections 54 to 65 of the 1940 Act.  Section 54(a)(1) of the 1940 Act requires that a business development company have a class of its equity securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As a result of registering its common shares under Section 12 of the Exchange Act, the Company, its officers and trustees and 10% shareholders will be required to file ownership reports under Section 16 of the Exchange Act.

2.                                      Please state in your response letter whether FINRA has reviewed the terms and arrangements of the underwriting.

Response:  The Company has filed an application with FINRA, which is currently under review.  The Company will file all pre and post-effective amendments to its Form N-2, and any prospectus supplements, with FINRA.  We will notify the Staff when FINRA issues its no objection letter.

*        *        *

In the event that the Company requests acceleration of the effective date of the Form N-2, the Company will furnish a letter, at the time of such request, acknowledging that:

•                                          it is responsible for the adequacy and accuracy of the disclosure in the filing relating to it;

•                                          should the SEC or the Staff declare the filing effective or clear the filing for mailing to holders of common shares, it does not foreclose the SEC from taking any action with respect to the filing;

•                                          the action of the SEC or the Staff in declaring the filing effective or clearing the filing for mailing to holders of common shares, does not relieve it from its full responsibility for the adequacy and accuracy of the disclosure in the filing relating to it; and

•                                          it may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact Steven B. Boehm at (202) 383-0176 or Owen J. Pinkerton at (202) 383-0254.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc: Mr. Michael C. Forman